Ex 99.74

Torque Esports Corp. Updates Acquisition of UMG Media Ltd.

Miami, Florida—(Newsfile Corp. - October 24, 2019) - Torque Esports Corp., formerly Millennial Esports Corp. (TSXV: GAME) (OTCQB: MLLLF) (“Torque” or the “Company”) and UMG Media Ltd. (TSXV: ESPT) (“UMG”) previously announced that they have entered into a binding letter of intent (the “Letter of Intent”) dated October 21, 2019 whereby Torque will acquire UMG (the “Transaction”) The Transaction combines two highly complementary businesses in the esports and gaming space.

Assuming the UMG Private Placement amount is completed as previously outlined in the October 22, 2019 press release, each current UMG shareholder would receive approximately 0.08 Torque shares for each UMG share currently held. Based on the current trading prices of UMG and Torque, this equates to a value of each UMG share outstanding of $0.18, or a premium of over 75% from the recent closing price of UMG.

UMG and Torque have also begun the planning for the implementation of the Torque Esports racing brands, including World’s Fastest Gamer titles and offerings, to be available at umggaming.com, which will allow users to participate in cash matches, ladders and tournaments on a daily basis.

About Torque

Torque Esports Corp. (“TEC”) recently restructured its business and leadership team. Torque now focuses exclusively on two areas - esports racing and esports data provision. With publishing, IP, content, and data expertise in its portfolio, combined with a new board and management team, TEC is ready to lead the rush to profitability in the esports industry.

Torque aims to revolutionise esports racing and the racing gaming genre via its industry- leading gaming studio Eden Games (Lyon, France) which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK).

Building on the leading position of Stream Hatchet (a Barcelona, Spain-based wholly-owned subsidiary) Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to monetize the huge number of eyeballs in the gaming and esports space.

About UMG

UMG Media Ltd. (“UMG”) is a premier esports company in North America, offering live gaming entertainment events and online play. UMG provides online and live tournaments as well as the creation and distribution of original esports content.

For more information about UMG visit www.umggaming.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Torque and UMG to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to: the timing and outcome of the Transaction; the completion of the UMG Private Placement, the anticipated benefits of the Transaction to the parties and their respective security holders; and the anticipated timing of the UMG shareholder meeting. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking statements and information concerning the anticipated benefits and completion of the Transaction and the anticipated timing for completion of the Transaction, Torque and UMG have provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail security holder meeting materials; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court and shareholders approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction; and other expectations and assumptions concerning the Transaction. There can be no assurance that the Transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The Transaction could be modified, restructured or terminated. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque and UMG do not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Completion of the Transaction is subject to a number of conditions, including but not limited to, TSX-V acceptance and if applicable, shareholder approval. Where applicable, the Transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Torque and UMG should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRE SERVICES

For Further Information

Torque Esports:

Media Contact: Gavin Davidson, gdavidson@millennialesports.com, 705.446.6630

Investor Contact: CEO, President, Director, Darren Cox, darrencox@millennialesports.com

UMG Media Ltd.:

Investor Contact: David Antony, Chief Executive Officer, (403) 531-1710,

dantony@umggaming.com

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